

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2014

Via E-mail
Lei Chen
Chief Financial Officer
Hailiang Education Group Inc.
386, Jiefangbei Road
Diankou Town, Zhuji
Zhejiang Province, PRC 311814

Re: **Hailiang Education Group Inc.**
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted October 9, 2014
CIK No. 0001596964

Dear Mr. Chan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that the company is offering ADSs on a best efforts, minimum-maximum bases with Network 1 Financial Services, Inc. serving as underwriter. Please revise throughout your prospectus to clearly disclose the nature of the offering, to provide the disclosure required by Item 501(b)(8) and Item 508(a) of Regulation S-K, and to comply with Rule 10b-9 and Rule 15c2-4 of the Securities Exchange Act of 1934.

Prospectus Cover Page

2. Since the offering has a minimum and a maximum, please revise the offering proceeds table and any disclosure about the offering proceeds throughout the prospectus to reflect both the minimum and maximum amount that you may receive.

Prospectus Summary, page 1

Our Business, page 1

3. We note your response to comment 5 of our prior letter dated February 14, 2014. We believe that you still need to revise your first paragraph of this subsection to clarify that you are not describing the business of the issuer, which is a Cayman Islands holding company, but the business of its VIEs in China.

4. Please disclose in the first paragraph of this subsection that you commissioned the CCID Report.

5. We note your statement in the first paragraph on page 2 that, "In line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program" from 2012 through 2014. However, earlier in the paragraph, you state that your increase in revenues in those years was driven primarily by a general increase in tuition charged per student. Therefore, please clarify the extent to which enrollment increased in your international program.

Our Corporate History and Structure, page 5

6. Please disclose that Mr. Feng, your founder, controlling shareholder and sole owner of the company's VIE that operates the schools in China, ceased serving as your Chairman and CEO in October 2014. As a result, he does not owe any fiduciary duties to the company or shareholders of the company. Discuss the risk to investors of his ability to act in his own best interest as controlling shareholder of the company and as the sole owner of the VIE that operates the schools. Also disclose that Mr. Feng is the legal representative of both Hailiang Consulting and Hailiang Investment, the parties to the contracts giving the company control over the VIEs, and signed for all parties to the contracts. Furthermore, disclose the extent to which the company engages in transactions with other entities owned and affiliated with Mr. Feng.

7. In the last paragraph on page 5, you discuss how the company's ability to pay dividends is dependent on dividends paid to the company by Hailiang Consulting, its subsidiary in China. As a preliminary matter, please clarify how Hailiang Consulting generates revenues or receives funding in order to have accumulated profits to distribute to the company. If Hailiang Consulting is only entitled to receive service fees from the

consulting agreement with Hailiang Investment, disclose that the amount of service fees is not set, is determined solely by Hailiang Consulting, and is limited to the net income of Hailiang Investment and its affiliates after deduction of necessary costs and mandatory development reserve funds. Disclose the amount of fees that Hailiang Consulting has requested and received in 2013 and 2014 and the amount you expect Hailiang Consulting to request and receive going forward. Disclose the extent to which you expect Hailiang Consulting will have accumulated profits and will make dividend distributions to the company going forward.

8. As request in prior comment 11, please disclose what a sponsor is, distinguishing it from equity ownership.

9. Please revise the diagram of your corporate structure to show that Hailiang has a sponsorship interest rather than an equity interest in the schools. Also revise this diagram, or provide another diagram, to show your corporate structure after the offering, including the percent of shares to be held by Mr. Feng and the percent of shares to be held by public shareholders.

Risk Factors, page 11

Risks Relating to Our Business and Industry, page 11

The tuition, accommodation and other fees charged by our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government…, page 13

10. Please disclose your tuition rates and enrollment at your three schools to show the extent to which your tuition and enrollment numbers are at or approaching maximum levels set by Chinese regulatory authorities.

We deposit certain amount of cash with related parties and are subject to credit risks of such related parties, page 21

11. It appears that your response to comment 18 of our prior letter is missing certain terms. Please explain the statement "Mr. Feng's power to control Hailiang Investment has effectively conferred upon Hailiang Consulting pursuant to…"

Risks Relating to Doing Business in China, page 28

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations…, page 34

12. You disclose that SAFE Circular No. 37 became effective on July 4, 2014. You also disclose that your PRC legal counsel has advised you that all PRC residents have duly made such applications, filings and amendments as required by SAFE Circular No. 75,

the predecessor regulation of SAFE Circular No. 37. Please discuss the differences between SAFE Circular No. 75 and SAFE Circular No. 37 and disclose whether Mr. Feng has or will be complying with SAFE Circular No. 37.

Risks Relating to this Offering and the Trading Market, page 36

You may not have the same voting rights as the holders of our ordinary shares…, page 39

13. We note your new disclosure under "How do you vote, page 127." Please revise your disclosure under this heading to include discussion of the discretionary proxy that may be given by the depositary and to make clear that you will endeavor to provide the depositary at least 30 days advance notice of meetings.

Use of Proceeds, page 43

14. Please include the substance of your response to prior comment 21 to explain how Hailing Consulting may transfer funds to the affiliated entities.

15. We note your response to prior comment 22. Please disclose when Hailiang Consulting has received approval to include leasehold improvements within its business scope.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Liquidity and Capital Resources, page 70

16. We note your disclosure regarding your relationship with Hailiang Finance in the risk factor on page 21. Please disclose the business reason for depositing your funds with Hailiang Finance. Provide a brief description of the business history of this entity and its credit worthiness.

Holding Company Structure, page 73

17. Please disclose the registered capital of Hailiang Consulting.

Management, page 106

Directors and Executive Officers, page 106

18. We reissue prior comment 36. Please revise the biographies of your officers and directors to distinguish between their roles and tenures at the registrant (Hailiang Education Group, Inc.) and at affiliated entities. As one example, you state that Mr. Ying Xin "has served as our director and principal general since 1999." However, the registrant did not exist in 1999. Please revise as appropriate.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please Brandon Hill, Attorney Advisor, at 202-551-3268 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
Benjamin Su, Esq.
Kirkland & Ellis LLP